SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM U-6B-2
                   Certificate of Notification
                               of
                    Select Energy, Inc.

          with respect to Issuance of Debt Securities*


Certificate is filed by:  Select Energy, Inc.  (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     Demand Notes

2.   Issue, renewal
     or guaranty:                Issue               Renewal
     --------------        ----------------    --------------------
3.   Principal
     amount of each
     security:            A) $40,000,000       A) $5,000,000
                          B) $ 5,000,000       B)$20,000,000
                          C) $12,000,000
                          D) $35,000,000
                          E) $13,000,000


4.   Rate of interest
     per annum of each
     security:
     percent              A) 2.1402%           A) 4%
                          B) 4%                B) 2.1%
                          C) 4%
                          D) 4%
                          E) 4.5%

5.   Date of issue,
     renewal or guaranty
     of each security:    A) 12/29/03          A) 01/02/04
                          B) 02/20/04          B) 01/15/04
                          C) 02/27/04
                          D) 04/20/04
                          E) 09/16/04

6.   If renewal of
     security, give date
     of original issue:                        A) 12/26/03
                                               B) 12/15/03


7.   Date of maturity of each security:    On Demand


8.   Name of the person to whom each
     security was issued, renewed or
     guaranteed:                           Northeast Utilities

9.   Collateral given with each security,
     if any:                               N/A

10.  Consideration received for each
     security:                             Face amount of each security

11.  Application of proceeds:              Proceeds were used to
                                           fund its business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section
          6(b):

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

     c.   the provisions contained in any rule of the Commission
          other than Rule U-48:     X

13.  If the security or securities were exempt from the
     provisions of Section 6(a) by virtue of the first sentence of
     Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be
     considered as maturing in not more than nine months for
     purposes of the exemption from Section 6(a) of the Act
     granted by the first sentence of Section 6(b)).    N/A

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described
     have been issued:    N/A

15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission
     other than Rule U-48, designate the rule under which exemption is
     claimed:             Rule 52


                           Select Energy, Inc.


                           By: /s/ Patricia C. Cosgel
                               Patricia C. Cosgel
                               Assistant Treasurer - Finance
                               Northeast Utilities Service Company,
                               as Agent

                              Date: February 17, 2004